Exhibit 99.1

China New Borun Announces Second Quarter 2012 Financial Results

2Q12 Revenue Increased 11.0% Year-Over-Year

Beijing, China, August 6, 2012 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced unaudited financial results for the second quarter of 2012.

Second Quarter 2012 Quick View

•	Total revenue increased 11.0% to RMB803.7 million ($127.1 million1) from RMB724.4 million in the second quarter of 2011.

•	Gross profit decreased 23.6% to RMB115.5 million ($18.3 million) from RMB151.1 million in the second quarter of 2011.

•	Net income decreased 28.9% to RMB68.1 million ($10.8 million) from RMB95.8 million in the second quarter of 2011.

•	Diluted earnings per American Depositary Share ("ADS") were RMB2.65 ($0.42) for the quarter ended June 30, 2012. Each ADS represents one of the Company's ordinary shares.

Commenting on the results for the quarter, Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, stated, “We are proud of our record quarterly revenue achieved in the second quarter, with continued growth from all of our key product lines. Our strong top line provides clear evidence of the continued solid demand for our edible alcohol and by-products in China, and driven by our pre-sale success, we continue to immediately sell-out our entire production, gaining greater operating efficiency.”

Mr. Wang added, “Our key raw material, corn, continued its price increase trend during this non-harvest season in the second quarter, and the entire edible alcohol industry faced margins pressure. However, even though corn prices may continue to rise in future quarters, we are cautiously optimistic that prices for our main product, edible alcohol, will also pick up for the remainder of 2012, which should mitigate further margin contraction. Additionally, our strategic corn sourcing arrangement provides us with assured supplies at a favorable price throughout the non-harvest season. We believe that these initiatives will position Borun well in the second half of 2012.”

Second Quarter 2012 Financial Performance

For the second quarter of 2012, revenue increased by 11.0% year-over-year to RMB803.7 million ($127.1 million) from RMB724.4 million in the same period of 2011. Key factors affecting the Company’s results of operations are as follows:

•	Revenue from edible alcohol, driven by higher sales volume, increased by 7.3% to RMB562.3 million ($88.9 million) in the second quarter of 2012, compared to RMB523.9 million in the second quarter of 2011. Due to the solid demand for edible alcohol, the sales volume increased by 6.1% year-over-year to 100,111 tons. In the second quarter of 2012, selling price of edible alcohol increased by 1.2% year-over-year to RMB5,617 per ton.

•	Revenue from DDGS Feed increased by 38.5% to RMB165.1 million ($26.1 million) in the second quarter of 2012, compared to RMB119.2 million in the second quarter of 2011, as sales volume increased by 14.1% year-over-year to 85,740 tons. The implementation of crude corn oil production in Shouguang Facility further increased DDGS Feed yield per ton of corn processed. In the second quarter of 2012, selling price of DDGS Feed increased by 21.4% year-over-year to RMB1,926 per ton.

•	Revenue from liquid carbon dioxide increased by 4.9% to RMB16.6 million ($2.6 million) in the second quarter of 2012 compared to RMB15.8 million in the second quarter of 2011, driven by higher sales volume during the period, partially offset by a decrease in selling price per ton. In the second quarter of 2012, sales volume increased by 21.2% to 36,307 tons, and selling price decreased by 13.4% year-over-year to RMB457 per ton.

•	Revenue from crude corn oil increased by 75.7% to RMB59.7 million ($9.5 million) in the second quarter of 2012, compared to RMB34.0 million in the second quarter of 2011, as sales volume increased by 76.1% year-over-year to 7,754 tons and selling price decreased by 0.3% year-over-year to RMB7,694 per ton.

During the second quarter of 2012, gross profit decreased by 23.6% to RMB115.5 million ($18.3 million) from RMB151.1 million in the same period of 2011. Gross margin for the second quarter of 2012 decreased to 14.4% from 20.9% in the same period of 2011, primarily due to corn cost increasing at a faster rate than selling price during the second quarter of 2012.

Operating income, despite stable operating expenses, decreased by 25.6% to RMB101.0 million ($16.0 million) in the second quarter of 2012, from RMB135.8 million in the same period of 2011, due to higher cost of goods sold.

Selling expenses were RMB1.2 million ($0.2 million) in the second quarter of 2012, which were stable compared to the same period of 2011.

General and administrative expenses were RMB13.3 million ($2.1 million) in the second quarter of 2012, which were stable compared to RMB14.1 million in the same period of 2011.

Income tax expenses in the second quarter of 2012 were RMB22.7 million ($3.6 million), representing an effective tax rate of 25.0%.

Net income decreased by 28.9% to RMB68.1 million ($10.8 million) in the second quarter of 2012, compared to RMB95.8 million in the same quarter of 2011. In the second quarter of 2012, basic and diluted earnings per share and per ADS were RMB2.65 ($0.42), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of June 30, 2012, the Company had cash and bank deposits of RMB180.8 million ($28.6 million), representing a decrease from RMB223.9 million as of December 31, 2011. Cash flows used in operating activities for the quarter ended June 30, 2012 were approximately RMB4.2 million ($0.7 million) due to increased cash payments for corn held in inventory.

Financial Outlook

Reflecting a planned annual maintenance of its production facilities, the Company estimates that its revenue for the third quarter of 2012 will be in the range of RMB670.0 million ($105.9 million) to RMB695.0 million ($109.9 million), an increase of approximately 6.9% to 10.8% over the same quarter of 2011.

This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Borun’s management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T on Tuesday, August 7, 2012 (8:00 p.m. Beijing time on Tuesday, August 7, 2012) to discuss the results and highlights from the second quarter of 2012 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-718-354-1231
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	12463518

A replay of the webcast will be accessible through August 14, 2012 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-866-214-5335
International:	1-718-354-1232
Passcode	12463518

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol in China. Borun’s edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission (“SEC”), which are available on the SEC’s website at www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

+86-10-8556-9033

wendy.sun@asiabridgegroup.com

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEET

	December 31, 2011	June 30, 2012
	RMB	RMB	US$
Assets
Cash	223,875,750	180,849,070	28,593,190
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	300,023,348	304,304,946	48,112,215
Inventories	86,205,820	208,179,208	32,914,229
Advance to suppliers	143,742,755	168,397,441	26,624,522
Other receivables	12,682,305	10,171,348	1,608,144
Prepaid expenses	3,957,293	2,945,514	465,701
Total current assets	770,487,271	874,847,527	138,318,001
Property, plant and equipment, net	1,127,381,307	1,088,892,293	172,159,606
Land use right, net	57,583,427	57,008,157	9,013,290
Intangible assets, net	17,301,257	15,388,135	2,432,945
Total assets	1,972,753,262	2,036,136,112	321,923,842

Liabilities and shareholders’ equity
Trade accounts payable	13,200,118	17,312,029	2,737,123
Accrued expenses and other payables	86,945,695	101,468,743	16,042,743
Income taxes payable	34,475,778	27,924,652	4,415,035
Short-term borrowings	508,700,000	428,200,000	67,700,675
Total current liabilities and total liabilities	643,321,591	574,905,424	90,895,576

Shareholders’ equity
Ordinary share (December 31, 2011 and June 30, 2012: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	74,014,164
Retained earnings – appropriated	99,586,852	99,586,852	15,745,206
Retained earnings – unappropriated	762,010,754	893,814,414	141,316,766
Accumulated other comprehensive loss	(473,718)	(478,361)	(73,595)
Total shareholders’ equity	1,329,431,671	1,461,230,688	231,028,266
Total liabilities and shareholders’ equity	1,972,753,262	2,036,136,112	321,923,842

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	June 30, 2011	March 31, 2012	June 30, 2012
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	724,369,706	721,175,850	803,731,107	127,074,121
Cost of goods sold	573,290,692	611,298,467	688,256,998	108,817,056
Gross profit	151,079,014	109,877,383	115,474,109	18,257,065
Operating expenses:
Selling	1,230,520	1,162,789	1,153,473	182,370
General and administrative	14,088,395	14,580,533	13,333,724	2,108,132
Total operating expenses	15,318,915	15,743,322	14,487,197	2,290,502
Operating income	135,760,099	94,134,061	100,986,912	15,966,563
Other (income) expenses:
Interest income	(199,696)	(319,400)	(373,465)	(59,047)
Interest expense	7,852,602	9,555,927	10,538,792	1,666,239
Others, net	1,849	(15,898)	(3,197)	(505)
Total other expense, net	7,654,755	9,220,629	10,162,130	1,606,687
Income before income taxes	128,105,344	84,913,432	90,824,782	14,359,876
Income tax expense	32,340,478	21,228,358	22,706,196	3,589,969
Net income	95,764,866	63,685,074	68,118,586	10,769,907

Earnings per share:
Basic and diluted	3.72	2.48	2.65	0.42
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the six-month period ended,
	June 30, 2011	June 30, 2012
	(RMB)	(RMB)	(US$)

Revenues	1,296,181,008	1,524,906,957	241,095,821
Cost of goods sold	1,017,955,509	1,299,555,465	205,466,563
Gross profit	278,225,499	225,351,492	35,629,258
Operating expenses:
Selling	2,389,920	2,316,262	366,213
General and administrative	28,397,460	27,914,257	4,413,391
Total operating expenses	30,787,380	30,230,519	4,779,604
Operating income	247,438,119	195,120,973	30,849,654
Other (income) expenses:
Interest income	(508,893)	(692,865)	(109,546)
Interest expense	15,900,270	20,094,719	3,177,081
Others, net	8,181	(19,095)	(3,019)
Total other expense, net	15,399,558	19,382,759	3,064,516
Income before income taxes	232,038,561	175,738,214	27,785,138
Income tax expense	58,659,552	43,934,554	6,946,284
Net income	173,379,009	131,803,660	20,838,854

Earnings per share:
Basic and diluted	6.74	5.12	0.81
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000